Here Today

Seattle waterfront craft brewery serving exciting beer, wine, cocktails and food

HERETODAYSEATTLE.COM SEATTLE WASHINGTON





I started Here Today as the culmination of a decades-long love affair with quality beer. After opening legendary beer bars in New York, Richmond VA, and Seattle, I set my sights on my final love letter to this ancient beverage: a waterfront brewery and kitchen. I wanted to create a memorable landmark with great food and high-quality beer.

Christopher Elford Founder & CEO @ Here Today

Why you may want to support us...

1. Team has won Spirited Awards, received James Beard nominations, been on Anthony Bourdain, and more!
2. CEO prev. founded noteworthy bars (No Anchor, Navy Strength, Vinnie's Wine Shop, NYC's Proletariat).
3. Stunning design by award-winning firm SHKS Architects in a beautiful new waterfront building.
4. Tourist district: 6.7M visitors to the Seattle waterfront in 2019. Expected to surpass 20M by 2024.
5. First mover advantage. $700M waterfront expansion project. Demand for fine beverages is unmet.
6. Beer distribution to influential bar & restaurant accounts, a community we've been in for 10+ years.

WE'VE RAISED $5,060 SINCE OUR FOUNDING

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Christopher Elford

Founder & CEO

Award-winning bar owner. Created Navy Strength, 2018 winner of Best New American Cocktail Bar. Opened No Anchor, 2017 Seattle Weekly's Best New Restaurant & two-time James Beard Semifinalist (Best New Restaurant 2016, Outstanding Bar Program 2018).



Mario Cortes

Head Brewer & Partner

Trained Technical Brewer with a decade of professional craft brewing, recipe development and beverage production experience for breweries in New England, Texas and California. Former Head Brewer at Woods Beer & Wine Co. in San Francisco.



Dave Riddile

Marketing & Operations Director, Partner

Focused branding work in the brewing industry for the last 6 years in Texas and across the country helping small breweries reach larger audiences and build a healthy company culture. Former University Professor.

In the news

Downloads

Here Today Business Plan 9.24.20.pdf

Be a part of a waterfront Seattle brewpub from the team behind some of Seattle's most decorated bars.

The Seattle waterfront is going through a $700MM update, and tourists and locals alike are looking for high-quality craft beer, cocktails, and food. Here Today is a 7-barrel brewpub opening right in the thick of it all operated by one of the most decorated teams in the Seattle bar world.

Our team has proven we can create killer concepts with strong brands, no matter the focus.

Despite being a mom & pop operation, our bar programs are nationally known, with a family that includes legendary Seattle classic cocktail bar Rob Roy, two-times James Beard-nominated beer bar & restaurant No Anchor, natural wine shop Vinnie's, and Navy Strength, our tropical cocktail den which stunned the bar world in 2018 by beating some of the best in the industry in winning Best New American Cocktail bar at the Spirited Awards at Tales of the Cocktail.


BAR FIGHT CLUB CHAMPS
NAVY STRENGTH


JAMES BEARD FOUNDATION AWARDS 2017
JAMES BEARD SEMIFINALIST
BEST NEW RESTAURANT 2017
NO ANCHOR


No Anchor
Seattle
JAMES BEARD SEMIFINALIST
OUTSTANDING BAR PROGRAM 2019
NO ANCHOR


SPIRITED AWARDS
BEST NEW AMERICAN COCKTAIL BAR
NAVY STRENGTH





We have secured a gorgeous space in a prime location.

We are signing and executing a 10-year lease with a 5-year option in the brand new 10 Clay Building across from the Sculpture Park. The developers are fans of our bars, have offered us a great deal of tenant improvement money, and are themselves personally investing in our brewery.



Our talented brewer has made quality beer all over the country.

Mario Cortes has executed every role in the business at a high level, doing so in some of the top breweries in the game. From his early days at Harpoon, Karbach, and Oskar Blues, to head brewer at San Francisco's Woods Beer & Wine, Mario has demonstrated a tempered hand, an understanding of the current cultural zeitgeist, and a focus on developing Standard Operating Procedures as a way to manage costs and risks in the brewhouse.


MARIO CORTES
HEAD BREWER
KARBACH BREWING
HOUSTON, TX
Annual Production: 125,000 Barrels
Purchased by AB Inbev in 2016
HARPOON
LOVE BEER. LOVE LIFE.
BOSTON, MA; WINDSOR, VT
Annual Production: 185,000 Barrels
Annual Revenue: $60 million est.
18th largest craft brewery in the country
WOODS
SAN FRANCISCO & OAKLAND
BAY AREA, CA
Annual Production: 1,800 Barrels
Annual Revenue: $2 Million est.
Produces wine and beer for six pub locations in the San Francisco area
OSKAR BLUES BREWERY
AUSTIN, TX
Annual Production: 149,000 Barrels
Annual Revenue: $37 Million
Formed the CANarchy Craft Collective with Cigar City and 5 additional brewers

The modern urban beer drinker is becoming increasingly focused on hyper-local, hyper-seasonal, limited-release options, and they are also crossing over to explore cocktails and wine.

We are already leaders in not only the beer scene but the craft cocktail and natural wine scene as well in Seattle. At the end of the day, our goal is not just creating beer although that is our main product--we want everyone who walks in the door to feel like they are in on the joke, that this is their party too.



Why now?

This is a brand new building and we are hitting right in stride with the work that the city is doing along the waterfront. The unsightly viaduct is down, the new piers and aquarium attractions are underway. The famed designers of New York City's High Line park have been hired by the City of Seattle to design our waterfront park system, which will connect the gorgeous Sculpture Park with the Pioneer Square neighborhood, right in our front yard!


CONSTRUCTION SCHEDULE
Waterfront Seattle
Related projects
2017
2018
2019
2020
2021
2022
2023
2024
PIKE PLACE MARKETFRONT
SEAWALL REBUILD
PIER 62 REBUILD & HABITAT IMPROVEMENTS
EARLY WORKS
Utility relocations
ALASKAN WAY VIADUCT REMOVAL
SR 99 tunnel open
NEW ALASKAN WAY & PARK PROMENADE
Alaskan Way, Elliott Way, Columbia St, Seneca St, Lenora St and Promenade
Columbia St initial work
EAST/WEST CONNECTIONS
Union St, Pioneer Square Street Improvements and
Pike and Pine Streetscape Improvements
OVERLOOK WALK
PIER 58
Pier removal
PIER 58
Pier rebuild
MARION STREET BRIDGE
Joint project between City and State;
construction schedule is approximate
AQUARIUM OCEAN PAVILION
Phase 1 and potential early work
Remaining phases
COLMAN DOCK REBUILD
NOTE: Construction dates subject to change pending ongoing construction sequencing evaluation and assumptions for all projects


FUNDING


Philanthropy
$110M
Local
Improvement
District (LID)
est. $160M
City funding
$260M
State funding
$198M

TOTAL= $728M

*Does not include WSDOT-funded Marion Street Pedestrian Bridge over Alaskan Way (pending future agreement)

BUDGET


Seattle Aquarium expansion - $34M
LID Administration - $8M
Pike Place
MarketFront - $34M
Alaskan Way and
Pedestrian
Promenade - $368M
Piers Rehabilitation
- $100M
Overlook Walk and
East/West Connections
- $184M

TOTAL= $728M

*Does not include construction of WSDOT-funded Marion Street Pedestrian Bridge over Alaskan Way (pending future agreement)

Join us!

We have everything ready to rock as soon as we have raised our capital. Our blueprints are done, permitting is done, all we need is you. In five years, we hope to be a household name in the local and regional beer scene as a destination brewery experience. Our number one goal is for people to remember how good they felt when they visited us. Help us make this a reality!

Investor Q&A

– COLLAPSE ALL

What does your company do?

Here Today is first and foremost a brewery--making beer largely for onsite consumption and a limited amount of canned and bottled beer sold out the door as well as kegs sold to a curated list of influencer bar and restaurant accounts. Second, we are a bar and restaurant--serving lunch and dinner to locals and tourists alike.

Where will your company be in 5 years?

In five years, we want be a landmark operation on the waterfront, expanding our brewing production significantly. We want to be a household name in the local and regional beer scene as a destination brewery experience. Our goal, however, is always gentle controlled growth. We want to grow in a way that enables us to stay true to our core values of great liquid and even better hospitality. Our number one goal is for people to remember how good they felt when they visited us!

Why did you choose this idea?

I started Here Today as the culmination of a decades-long love affair with quality beer. After opening legendary beer bars in New York, Richmond VA, and Seattle, I set my sights on my final love letter to this ancient beverage: a waterfront brewery and kitchen. I wanted to create a memorable landmark with great food and high-quality beer.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

This is a brand new building and we are hitting right in stride with the work that the city is doing along the waterfront. The unsightly viaduct is down, the new piers and aquarium attractions are underway. The famed designers of New York City's High Line park have been hired by the City of Seattle to design our waterfront park system, which will connect the gorgeous Sculpture Park with the Pioneer Square neighborhood, right in our front yard!

How far along are you? What's your biggest obstacle?

We have everything ready to rock as soon as we have raised our capital. Our blueprints are done, permitting is done, all we need is you.

Who competes with you? What do you understand that they don't?

The largest competitor with us will not be other breweries but other bars and restaurants along the waterfront. We are offering a wholly different experience, and after operating our much-lauded bars nearby for a combined 20 years now we have a solid understanding of the neighborhood as well as a cult following of food and beverage enthusiasts.

How will you make money?

We will be selling beer produced in house, as well as draft cocktails and wines, to the thirsty masses. We will also have a full kitchen that will serve approachable, creative staples. In addition to these revenue streams we will maintain a list of 25 draft beer accounts in the city, and sell a good deal of merchandise both in house and online.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest challenge for us would be to be underfunded. The world can feel like a shaky place these days, but we are excited to be partnering with landlords who truly believe in this project. An adversarial relationship can set a business up for failure from day one if things were to get rough. For us to succeed, we need to be able to make consistent, quality food and drinks--which we have done for years--and we need people to show up.